Exhibit 99.5

SRK Consulting (Canada) Inc. 1300 – 151 Yonge Street Toronto, Ontario, Canada M5C 2W7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

Project number: 3CN024.002

Toronto, March 30, 2016

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Jean-François Ravenelle, do hereby consent to the public filing of the technical report entitled Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland, (the Technical Report) and dated March 24, 2016, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel, Inc. and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval.

Dated this 30th day of March, 2016.

[“signed and sealed”]
Jean-François Ravenelle, PhD, PGeo
Senior Consultant (Structural Geology)

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